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                             September 16, 2022

       Chris Strain
       Chief Financial Officer
       Heartland Express, Inc.
       901 Heartland Way
       North Liberty, Iowa 52317

                                                        Re: Heartland Express,
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 1, 2022
                                                            File No. 000-15087

       Dear Mr. Strain:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed April 1, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances.
   2. Please expand upon how your board administers its risk oversight function. For example, please disclose:

                                                              the timeframe
over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how
you apply different oversight standards based upon the
                                                            immediacy of the
risk assessed;
                                                              whether you
consult with outside advisors and experts to anticipate future threats and trends, and how
often you re-assess your risk environment;
                                                              how the board
interacts with management to address existing risks and identify significant
emerging risks; and
                                                              whether you have
a Chief Compliance Officer and to whom this position reports.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Chris Strain
Heartland Express, Inc.
September 16, 2022
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-3412
with any questions.



FirstName LastNameChris Strain                            Sincerely,
Comapany NameHeartland Express, Inc.
                                                          Division of
Corporation Finance
September 16, 2022 Page 2                                 Disclosure Review
Program
FirstName LastName